Exhibit 99.1

NEWS RELEASE – REGULATED INFORMATION
FEBRUARY 21, 2023, 4:30 pm ET/ 22:30 CET

MDxHealth Shareholder Transparency Declaration

IRVINE, CA, and HERSTAL, BELGIUM – 21 February 2023 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, announces today in accordance with Article 14 of the Belgian Act of 2 May 2007 on the disclosure of important participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions (the “Belgian Transparency Act”), that it received the following notification.

The Company was notified that the number of shares with respect to which Bleichroeder LP can exercise voting rights crossed below the threshold of 15% of the outstanding shares and voting rights of mdxhealth on 03 February 2023. Notably, it follows from the notification that an aggregate of 38,783,335 shares of mdxhealth, representing 14.75% of the 262,880,936 outstanding shares and voting rights of mdxhealth, is held through the following entities: 21 April Fund LP (8,024,518 shares), 21 April Fund LTD (20,342,162 shares), Hill Family Alternative Investments LLC (10,000,000 shares), and White Clover SA (416,670 shares) (the “Funds”). The notification also stated that the voting rights attached to the shares are exercised on behalf of the Funds by the investment adviser Bleichroeder LP, a Delaware limited partnership, at its discretion, in the absence of specific instructions, that Bleichroeder Holdings LLC, a Delaware limited liability company, is the general partner of Bleichroeder LP, that, as the general partner, Bleichroeder Holdings LLC holds control over voting rights of Bleichroeder LP, and that Bleichroeder Holdings LLC is not a controlled entity.

For further information, reference is made to the information published on mdxhealth’s website (http://www.mdxhealth.com/investors/shareholder-information).

Pursuant to the Belgian Transparency Act and the articles of association of the Company, a notification to the Company and the Belgian Financial Services and Markets Authority (FSMA) is required by all natural and legal persons in each case where the percentage of voting rights attached to the securities held by such persons in the Company reaches, exceeds or falls below the threshold of 3%, 5%, 10%, and every subsequent multiple of 5%, of the total number of voting rights in the Company.

About mdxhealth®

mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.